THIS INFORMATION CIRCULAR SUPERCEDES OUR FILING ON APRIL 4, 2013 AND IS BEING FILED TO AMEND THE RECORD DATE ON PAGE 5.

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno Nevada 89502

NOTICE OF ANNUAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

March 11, 2013

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TAHOE RESOURCES INC. (“Tahoe”) will be held at The Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia V6C 1P7 on May 9, 2013 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the report of the directors of Tahoe and Tahoe’s 2012 audited consolidated financial statements together with the report of the auditors on those statements;

2.	to elect directors for the ensuing year;

3.	to appoint Deloitte LLP as auditors of Tahoe for the ensuing year;

4.

to consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amended and restated share option and incentive share plan for the Company, as more particularly described in the information circular for the Meeting (“Information Circular”);

5.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

     An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

     Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

      DATED at Vancouver, British Columbia, March 11, 2013.

BY ORDER OF THE BOARD

(signed) A. Dan Rovig
Chairman of the Board

Management Information Circular

March 11, 2013	i

Management Information Circular

March 11, 2013	ii

Management Information Circular

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

INFORMATION CIRCULAR
unless otherwise noted, as at March 11, 2013

THE MEETING

     This Information Circular is furnished in connection with the solicitation of proxies by the management of Tahoe Resources Inc. for use at the annual general meeting (the “Meeting”) of its shareholders to be held on May 9, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

     In this Information Circular, references to “the Company”, “Tahoe”, “we” and “our” refer to Tahoe Resources Inc. “Common Shares” means common shares without par value in the capital of the Company, “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated all references to “$” or “dollars” in this Information Circular mean United States dollars. References to “CAD”, “C$” or “Canadian dollars” mean Canadian dollars.

VOTING INFORMATION

     Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

SOLICITATION OF PROXIES

     The solicitation of proxies will be primarily by mail, but Tahoe’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tahoe held of record by those Intermediaries and Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

     The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

     The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

VOTING BY PROXYHOLDER

     If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote the Common Shares of Tahoe represented thereby in accordance with the choice you specify on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

March 11, 2013	1

Management Information Circular

  each matter or group of matters identified therein for which a choice is not specified;

  any amendment to or variation of any matter identified therein; and

  any other matter that properly comes before the Meeting.

     In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote Common Shares of Tahoe represented by the Proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors. “Routine” proposals typically include the ratification of the appointment of the Company’s auditors. The election of directors and the proposed resolution approving the amendments to the share option and incentive share plan, on the other hand, are each “non-routine” proposals.

REGISTERED SHAREHOLDERS

     If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must

(a)

complete, date and sign the Proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9,

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

(c)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number, before 9:00 a.m. (Vancouver time) on Tuesday, May 7, 2013, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

BENEFICIAL SHAREHOLDERS

     The following information is of significant importance to Shareholders who do not hold Common Shares of Tahoe in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

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Management Information Circular

     If Common Shares of Tahoe are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares of Tahoe will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares of Tahoe will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares of Tahoe are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

     Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

     There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

     Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares of Tahoe represented by the VIFs it receives.

     The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares of Tahoe have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares of Tahoe on your behalf.

     By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your Proxy as specified in the request for voting instructions that you receive.

     Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares of Tahoe are voted at the Meeting. Management of the Company does not intend to pay for intermediaries to forward Meeting materials to OBOs, and as a result an OBO will not receive the Meeting materials unless the OBO’s intermediary assumes the cost of delivery.

     The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by Tahoe. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF to you in lieu of the Proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

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Management Information Circular

Notice to Shareholders in the United States

     The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

REVOCATION OF PROXIES

     In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s Common Shares of Tahoe.

     A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to Computershare, by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

     A later dated proxy must be received before 9:00 a.m. (Vancouver time) on Tuesday, May 7, 2013, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

     A notice of revocation must be received before 9:00 a.m. (Vancouver time) on Wednesday, May 8, 2013, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

     Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

     A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

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Management Information Circular

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date and Outstanding Shares

     The Record Date for determining persons entitled to receive notice of and vote at the Meeting is April 1, 2013. Only persons who were Registered Shareholders as of the close of business on April 1, 2013 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares of Tahoe entitled to be voted at the Meeting.

     At the close of business on March 11, 2013, 145,696,870 Common Shares of Tahoe were issued and outstanding. Each Registered Shareholder is entitled to one vote per common share of Tahoe held on all matters to come before the Meeting. Common Shares of Tahoe are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tahoe

     To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tahoe as at March 11, 2013, except as follows:

	Number of Common	Percentage of
	Shares Beneficially Owned,	Outstanding
Name	Controlled or Directed	Common Shares

Goldcorp Inc.	58,051,692	39.9%

     Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp Inc. (“Goldcorp”) and the Company, Goldcorp is entitled to have three nominees appointed to the board of directors of the Company (the “Board”). See “Election of Directors – Amended and Restated Shareholders’ Agreement”.

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Management Information Circular

ELECTION OF DIRECTORS

     The size of the Board is fixed at eight. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed. Directors will be elected on an individual basis.

     The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of Tahoe beneficially owned, controlled or directed by each, directly or indirectly, as at March 11, 2013.

TABLE 1
Nominee Name, Position with the Company, and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares(1)
A. DAN ROVIG Chairman of the Board Reno, Nevada, United States	Independent consultant since November 2006. Independent director.	June 8, 2010	60,000
C. KEVIN MCARTHUR President, Chief Executive Officer and Director Reno, Nevada, United States	President and Chief Executive Officer of Tahoe Resources since January 2010.	November 10, 2009	4,015,001(6)
LORNE B. ANDERSON(2)(4) Surrey, British Columbia, Canada	Chief Financial Officer of Tyhee Gold Corp., a mineral resources company, from May 2005 to January 2012. Director and Audit Committee Chairman of Selwyn Resources Ltd. 2012. Independent director.	April 14, 2010	142,000
PAUL B. SWEENEY(2)(3) Surrey, British Columbia, Canada	Independent business consultant. Part- time commercial advisor to Plutonic Power Corporation from May 2010 to May 2011; Executive Officer of Plutonic Power Corporation, January 2007 to December 2010. Independent director.	April 14, 2010	311,000
JAMES S. VOORHEES(4)(5) Reno, Nevada, United States	Independent consultant since 2007. Independent director.	April 14, 2010	120,000
JOHN P. BELL(4)(5) Vancouver, British Columbia, Canada	Independent director.	June 8, 2010	40,000
KENNETH F. WILLIAMSON(2)(3) Dwight, Ontario, Canada	Independent director.	June 8, 2010	60,000
TANYA M. JAKUSCONEK(3)(5) Toronto, Ontario, Canada	Senior Gold research analyst, Scotiabank, May 2011; National Bank Financial, 1996 to 2010. Independent director.	May 2, 2011	20,000

______
Notes:
(1)

The number of Common Shares of Tahoe beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca. For information on options held by Directors to purchase common shares, refer to Table 13.

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Management Information Circular

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Member of the Health, Safety, Environment and Community Committee.
(6)

C. Kevin McArthur also holds options to purchase 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015, and 45,000 options to purchase Common Shares of Tahoe at an exercise price of C$17.56 and an expiry date of March 3, 2016. As of March 11, 2013, Mr. McArthur also holds 105,000 Deferred Share Awards. See “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on Deferred Share Awards.

     As of March 11, 2013, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares of Tahoe, representing 40% (39% fully diluted) of the issued and outstanding Common Shares of Tahoe.

     The following is a detailed description of each nominee’s principal occupation, business or employment. This information has been furnished by the respective nominees.

     A. Dan Rovig, Director and Chair of the Board. Mr. Rovig has been a director of Goldcorp since November 2006. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

     C. Kevin McArthur, President, Chief Executive Officer and Director. Mr. McArthur was appointed President and Chief Executive Officer on November 10, 2009. He is currently a Director of Pembrook Mining Company (private company). He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada.

     Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. He was the Chief Financial Officer of Tyhee Gold Corporation from May of 2005 until January 16, 2012. He is a director and the Audit Committee Chairman for Selwyn Resources Ltd. He has been an Independent Financial Consultant to the minerals industry since 1998. Since 1998 he has served on the Boards of several mineral companies listed on the TSX Venture Exchange. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

     Paul B. Sweeney, Director. Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Polaris Minerals Corporation, Alterra Power Corp. and Mongolia Growth Group Ltd. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

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Management Information Circular

     James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. Currently Mr. Voorhees is a director of Cloud Peak Energy. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

     John P. Bell, Director. John P. Bell is a former Canadian diplomat when he served as Ambassador to Cote d’Ivoire, Brazil, and High Commissioner to Malaysia. He also served as Canada’s Chief Negotiator to the Rio Earth Summit (the United Nations Conference on Environment and Development). He was a Chief Federal Negotiator for Canadian Department of Indian and Northern Affairs from 1998-2006. He is currently a director of Goldcorp, and of the Canadian Network for International Surgery (CNIS). He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

     Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of Uranium One Inc. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

     Tanya M. Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B. Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

     Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp and the Company, Goldcorp is entitled to have three nominees appointed to the Board. The current Goldcorp nominees are A. Dan Rovig, Kenneth F. Williamson and John P. Bell. As long as Goldcorp and its affiliates hold 20% or more of the issued Common Shares, Goldcorp has the right to nominate three individuals as directors of the Company at each meeting of Shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Board.

MAJORITY VOTE POLICY

     The Board has adopted a majority voting policy relating to the election of directors. See “Corporate Governance – Majority Vote Policy”.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

     No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Management Information Circular

     No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

     No proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

     As used below, “Named Executive Officer” or “NEO” means the Company’s Chief Executive Officer, Chief Financial Officer and each of the three most highly-compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total annual salary and bonus exceeds C$150,000. The Company’s Named Executive Officers are C. Kevin McArthur, President and Chief Executive Officer; Jaime Mondragón, Vice President and Chief Financial Officer; Ron Clayton, Senior Executive Vice President and Chief Operating Officer; Brian Brodsky, Vice President Exploration; and Edie Hofmeister, Vice President, General Counsel and Corporate Secretary.

COMPENSATION DISCUSSION AND ANALYSIS

     Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

     One of the Company’s primary objectives is to create long-term shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: 1) align the performance objectives of executives with maximizing long-term shareholder value; 2) link the operating and market performance of the company to executive compensation; and 3) provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

     Total compensation for NEOs is set with reference to the Peer Group of companies (as defined below) for similar job descriptions in similar locations. The total compensation target for NEOs is approximately at the 50th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

  fixed salary;

  short-term incentive plan (“STIP”);

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Management Information Circular

  long-term incentive plan (“LTIP”); and

  extended and group benefits.

Benchmarking

     Comparative data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, Inc., Allied Nevada Gold Corp., Bear Creek Mining Corp., Coeur d’Alene Mines Corp., Endeavour Silver Corp., First Majestic Silver Corporation, Great Basin Gold Limited, MAG Silver Corp., Pan American Silver Corp., Silvercorp Metals Inc., Silver Standard Resources Inc., and Silver Wheaton Corp. (together, the “Peer Group”).

     The Peer Group was selected based on the following section criteria:

1.	Similar industry – precious metals mining with a silver mining bias;

2.	Similar market capitalization within the same industry; and

3.	Public company in Canada with one mine or an early start-up operation.

Base Salary

     Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the President and Chief Executive Officer (“CEO”). The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

     The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety/corporate responsibility, overall corporate performance and individual achievement.

     In 2012 the Compensation Committee approved STIP measurement criteria for determining 2012 STIP bonus payments scheduled for the first quarter of 2013. A total of 50% of STIP is payable based on the following corporate safety and performance criteria, ranging between zero and 150% payout, depending on performance:

10% – safety component measured against All Occurrences Incident Rate (“IR”)
0% award on IR greater than 3.2
50% award on IR between 2.8 and 3.2
100% award on IR between 2.1 and 2.8
5% – government approval and issuance of Escobal exploitation license
0% award if not received in 2012
50% if received by end of Q2, 2012
100% if received by end of Q1, 2012
150% if received by January 31, 2012
10% – underground development advancement; this factor is measured against a matrix of various headings and advance rates
5% – mechanical completion of crushing and grinding circuits in the mill complex
0% if not completed by January 31, 2013

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Management Information Circular

50% if completed by January 31, 2013
100% if completed by December 31, 2012
150% if completed by September 30, 2012
10% – exploration progress
0% if less than 20% resource growth is achieved
50% if between 20% and 30% resource growth is achieved
100% if between 30% and 50% resource growth is achieved
150% if greater than 50% resource growth
10% – other

     A total of 25% of 2012 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

     The remaining 25% of 2012 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

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Management Information Circular

     The following table reflects the STIP bonus payment awards in 2010, 2011 and 2012. The 2010 bonuses were prorated to reflect actual months worked. The 2010 and 2011 bonuses were based 50% on corporate performance and 50% on individual performance.

TABLE 2
NEO Name and Principal Position	Year	Base Salary ($)	Target as % Salary	STIP Bonus ($)
C. Kevin McArthur, CEO	2012	330,750	150%	375,000
	2011	315,000	150%	378,000
	2010	300,000	150%	500,000
Jaime Mondragón, CFO	2012	198,450	80%	120,000
	2011	189,000	80%	120,960
	2010	180,000	80%	84,000
Ron Clayton, COO	2012	289,800	100%	225,000
	2011	252,000	80%	162,280
	2010	240,000	80%	240,000
Brian Brodsky, VP Exploration	2012	198,450	80%	120,000
	2011	189,000	80%	120,960
	2010	180,000	80%	84,000
Edie Hofmeister, VP, General Counsel and Corporate Secretary	2012	157,500	60%	75,000
	2011	150,000	60%	72,000
	2010	125,000	40%	45,000

     The Compensation Committee has approved STIP measurement criteria for determining 2013 STIP bonus payments scheduled for the first quarter of 2014. STIP criteria include three general categories: corporate safety and performance; qualitative criteria; and achievement of executive goals.

     A total of 50% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

10% – safety component measured against All Occurrences Incident Rate (“IR”)
0% award on IR greater than 3.2
50% award on IR between 2.8 and 3.2
100% award on IR between 2.1 and 2.8
150% award on IR less than 2.1
5% – government approval and issuance of Escobal exploitation license
0% award if not received by June 30, 2013
50% if received by the end of Q2, 2013
100% if received by the end of Q1, 2013
5% – construction completion
0% award if completed after December 31, 2013
50% if completed by the end of Q4, 2013
100% if completed by the end of Q3, 2013
150% if completed by the end of Q2, 2013
5% – First concentrate shipment leaves Escobal
0% award if after December 31, 2013
50% if by the end of Q4, 2013

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Management Information Circular

100% if by the end of Q3, 2013
150% if by the end of Q2, 2013
10% – declare commercial production
0% if after March 1, 2014
50% if prior to March 1, 2014
100% if in January, 2014
150% prior to January, 2014
5% – begin 1215 and 1190 FWL primary development
0% if after December 31, 2013
50% if by the end of Q4, 2013
100% if by the end of Q3, 2013
150% if on or before July 30, 2013
10% – 2013 silver ounces produced in concentrate
0% if less than 3 million
50% if greater than 3 million and less than 5 million
100% if greater than 5 million and less than 6 million
150% if greater than 6 million

     A total of 25% of 2013 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

     The remaining 25% of 2013 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs are as follows:

  The Chief Executive Officer’s performance factors include leading the organization to meet or exceed expectations and accomplish strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.

  The Chief Financial Officer’s performance factors include maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; managing finances as needed; tax planning and controls systems in North America and in Guatemala; managing a growing finance and accounting function commensurate with the Company’s growth; accurate and timely reporting of financial results; and the development and monitoring of an effective metal sales program.

  The Chief Operations Officer’s performance factors include enhancing the depth and accuracy of the Company’s budgeting and planning process; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for acquiring permits and developing the Escobal Project; assisting with investor relations meetings and conferences; recruiting, retaining and developing the operations team; and continuously monitoring and improving safety, community relations and environmental performance at operations.

  The Vice President of Exploration’s performance factors include leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles, moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in the Escobal Project resource; completing initial drill programs in at least three new target areas in the general Escobal district; recruiting, retaining and developing the exploration team; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

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Management Information Circular
  The Vice President and General Counsel’s performance factors include leading the legal department and meeting all filing deadlines in conjunction with efforts from the CFO’s office; maintaining full regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely shareholder records; corporate governance; government affairs; maintenance of corporate books and records; and overseeing all legal affairs of the Company.

Long Term Incentive Plan (“LTIP”)

     The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of executive officers with the longer-term interests of the shareholders. LTIP awards to NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own LTIP award. The Compensation Committee and the Board approved the LTIP awards for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. LTIP targets are generally set to bring total compensation to approximately the 50th percentile of the Peer Group. See “Securities Authorized for Issuance Under Equity Compensation Plans” for additional information on our Share Option and Incentive Share Plan, and the process used to grant share options and share awards.

     As part of the pre-IPO valuation of the Company, the executive team was incentivized with onetime Deferred Share Awards in 2010, subject to successful acquisition of the Escobal Project and a successful initial public offering. Such awards were designed to attract and retain high quality executives to the private company prior to the completion of the Company’s IPO. The following table lists the number of Deferred Share Awards issued and the value of such awards at the time of grant.

TABLE 3
NEO Name and Principal Position	Deferred Share Awards(1)	Value ($)(2)
C. Kevin McArthur, CEO	200,000	1,152,000
Jaime Mondragón, CFO	200,000	1,152,000
Ron Clayton, COO	200,000	1,152,000
Brian Brodsky, VP Exploration	200,000	1,152,000
Edie Hofmeister, VP, General Counsel and Corporate Secretary	100,000	576,000

_____
Notes:
(1)	Deferred Share Awards were granted on June 8, 2010 and vested 100% on June 8, 2012.
(2)	Value calculated using a grant share price at the time of the IPO of C$6.00 per share and exchange rate of C$1.00 – $0.9600.

     As part of annual LTIP compensation, share based awards were granted to NEOs on June 10, 2010, March 3, 2011 and March 8, 2012. The goal was to provide executives equity in the Company in order to align their interests with Shareholders. The following table lists the number of Deferred Share Awards issued and the value of such awards at the time of grant.

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Management Information Circular

TABLE 4
NEO Name and Principal Position	Year	Share-Based Awards ($)(1)	Value ($)(2)
C. Kevin McArthur, CEO	2012	80,000	1,748,275
	2011	45,000	810,745
	2010	30,000	182,227
Jaime Mondragón, CFO	2012	15,000	327,802
	2011	15,000	270,248
	2010	15,000	91,114
Ron Clayton, COO	2012	30,000	655,603
	2011	15,000	270,248
	2010	15,000	91,114
Brian Brodsky, VP Exploration	2012	15,000	327,802
	2011	15,000	270,248
	2010	15,000	91,114
Edie Hofmeister, VP, Corporate Secretary and General Counsel	2012	12,000	262,241
	2011	9,000	162,149
	2010	9,000	54,668

_____
Notes:

(1) Deferred Share Awards were granted on June 10, 2010, March 3, 2011 and March 8, 2012 and vest one-third on the first, second and third anniversary dates of the applicable grant date for each award.
(2)

The value for 2011 and 2010 Deferred Share Award grants was calculated using a grant share price of C$17.56 per share and exchange rate of C$1.00 – $1.0260 and grant share price of C$6.40 per share and exchange rate of C$1.00 – $0.9491, respectively.

     The executive team was granted share-based option awards on June 10, 2010 in connection with the IPO, on March 3, 2011 and March 7, 2013. Such awards were designed to retain high quality executives and to align their interests with those of the shareholders. Additional options were awarded to Mr. Clayton on November 10, 2010 for performance reasons. The value of these share-based awards and option-based awards are reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may decide to emphasize increased base salaries and rely less on share options or other incentives.

TABLE 5
NEO Name and Principal Position	Date	Options	Value ($)
C. Kevin McArthur, CEO	March 2013	120,000	733,200(1)
	March 2011	45,000(1)	447,387(2)
	June 2010	360,001(2)	854,190(3)
Jaime Mondragón, CFO	March 2011	30,000(1) (2)	298,258(2) (3)
	June 2010	180,000	427,095
Ron Clayton, COO	March 2013	90,000	549,900(1)
	March 2011	30,000(1) (2)	298,258(2) (3)
	June 2010	180,000	427,095
	November 2010	60,000(3)	371,919(4)

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Management Information Circular

TABLE 5
NEO Name and Principal Position	Date	Options	Value ($)
Brian Brodsky, VP Exploration	March 2013	60,000 (1)	366,600(1) (2)
	March 2011	30,000	298,258
	June 2010	180,000(2)	427,095(3)
Edie Hofmeister, VP, General Counsel and Corporate Secretary	March 2013	30,000 (1)	183,300(1) (2)
	March 2011	24,000	238,607
	June 2010	120,000(2)	284,730(3)

_____
Notes:
(1)

Options granted on March 7, 2013 are valued at C$6.11 using the Black Scholes model, with the exercise price of C$16.34 per share, an expected term of four years, volatility of 48.54% and an exchange rate of C$1.00 – $0.9707. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(2)

Options granted on March 3, 2011 are valued at C$9.69 using the Black Scholes model, with the exercise price of C$17.56 per share, an expected term of five years, volatility of 60% and an exchange rate of C$1.00 – $1.0260. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(3)

Options granted on June 10, 2010 are valued at C$2.50 using the Black Scholes model, with the exercise price of C$6.40 per share, an expected term of five years, volatility of 56% and an exchange rate of C$1.00-$0.9491. The options vest over three years in three equal tranches beginning on the first year anniversary.

(4)

Options granted on November 10, 2010 are valued at C$6.26 using the Black Scholes model, with the exercise price of C$11.15 per share, an expected term of five years, volatility of 66% and an exchange rate of C$1.00 – $0.9902. The options vest over three years in three equal tranches beginning on the first year anniversary.

Extended and Group Benefits

     The Company offers health benefits, life insurance, disability insurance and a 401(k) program for US employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and United States organizations. Pensions are not provided.

Hedging Policy

     Insiders of the Company are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

     For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company

(a)	short sales,

(b)	monetization of equity awards (stock options, Deferred Share Awards, Restricted Share Awards) before vesting,

(c)	transactions in derivatives in respect of Company securities, such as put and call options, or

(d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Approach to Risk

     The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incenting them to continue that success through the grant of long-term incentive awards.

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Management Information Circular

Performance Graph

     The following graph compares the monthly percentage change in the Company’s cumulative total shareholder return on its Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s IPO on June 8, 2010 to December 31, 2012.

     Since the IPO on June 8, 2010, the Company provided significant shareholder value with a 205% increase in share price. Notably, the Company’s market capitalization increased during that time to approximately C$2.68 billion, representing more than a C$1.9 billion increase over a thirty-one month period.

     The Company’s approach to compensation is closely tied to its goal of creating long-term shareholder value through consistent outperformance relative to its peers. The Company believes that its executivecompensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The Company completed its IPO and its common shares commenced trading on the TSX in June 2010, and thus its common shares have a limited trading history. The Company's management team, including the NEOs, are compensated on the basis of metrics that the Company considers to be fundamental, namely the development of the Escobal Project, instead of on factors tied to the performance of the Company’s shares in the market. Overall, however, the percentage increase in the trading price is significantly greater than the percentage increase of the NEOs’ compensation during the same period.

     During 2012, silver prices rose 9% and the Company’s share price appreciated by 3%. The trend in the Company’s compensation to executive officers over the same period reflects a negative correlation, as NEO total compensation is generally lower for 2012 as compared to 2011 which is lower as compared to 2010.

Succession Planning

     The Company has a succession plan for its executive team. The CEO updated the succession plan in 2012 and reviewed it with the Compensation Committee, which in turn presented it to the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company.

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Management Information Circular

     The Board is responsible for:

  ensuring there is an orderly succession plan for the position of President and CEO;

  reviewing and approving the CEO’s succession planning for each of his direct reports;

  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports;

  ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

     The Board took steps in 2010, 2011 and 2012 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in social gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and project tours in 2010 and 2012 that included 100% Board and executive management participation.

Compensation Governance/Committee

     Information on the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found in "Corporate Governance - Board Committees - Compensation Committee" in this Information Circular.

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Management Information Circular

SUMMARY COMPENSATION TABLE

     The following table provides information regarding compensation from June 8, 2010 through December 31, 2012, paid to or earned by the individuals who served as NEOs of the Company during such period.

TABLE 6
NEO Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans
C. Kev in McArthur, CEO	2012	330,750	1,748,275	Nil	375,000	Nil	Nil	2,454,025
	2011	311,250	810,745	447,387	378,000	Nil	Nil	1,947,382
	2010	175,000	1,334,227	854,190	500,000	Nil	Nil	2,863,417
Jaime Mondragón, CFO	2012	198,450	327,802	Nil	120,000	Nil	27,672	646,252
	2011	186,750	270,248	298,258	120,960	Nil	29,600	905,816
	2010	150,000	1,243,114	427,095	84,000	Nil	Nil	1,904,209
Ron Clayton, COO	2012	289,800	655,603	Nil	225,000	Nil	34,355	1,170,403
	2011	249,000	270,248	298,258	162,280	Nil	37,293	1,017,079
	2010	180,002	1,243,114	799,014	240,000	Nil	76,333	2,538,463
Brian Brodsky, VP Exploration	2012	198,450	327,802	Nil	120,000	Nil	39,354	646,252
	2011	186,750	270,248	298,258	120,960	Nil	42,293	918,509
	2010	105,923	1,243,114	427,095	84,000	Nil	Nil	1,860,132
Edie Hofmeister, Corporate Secretary and General Counsel	2012	157,500	262,241	Nil	75,000	Nil	17,727	494,741
	2011	143,750	162,149	238,607	72,000	Nil	13,849	630,355
	2010	114,425	630,668	284,730	45,000	Nil	Nil	1,074,823

_____
Notes:
(1)

During 2010, annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $300,000, $180,000, $240,000, $180,000 and $125,000, respectively. Amounts disclosed for 2010 relate to the following dates upon which such NEO’s compensation commenced: McArthur, June 8, 2010; Mondragón, March 1, 2010; Clayton, April 1, 2010; Brodsky, June 1, 2010; and Hofmeister, February 1, 2010. During 2011 annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $311,250, $186,750, $249,000, $186,750 and $150,000, respectively. Amounts disclosed for 2011 reflect a compensation adjustment effective March 2, 2011, the date the Board of Directors approved executive salaries for 2011. During 2012 annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $330,750, $198,450, $289,800, $198,450 and $157,500, respectively. Amounts disclosed for 2012 reflect a compensation adjustment effective April 1, 2012, the date the Board of Directors set when it approved executive salaries for 2012.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted.) The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms. See Table 7 for option values and assumptions.

(4)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.
(5)	Relocation expense for Ron Clayton in 2010 amounted to $76,333.

SHARE OPTION VALUES AND ASSUMPTIONS

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Management Information Circular

     The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards.

TABLE 7
	Grant Dates
	Mar 2012	Mar 2011	Jun 2010	Nov 2010
Share price at grant date in CAD	Nil	C$18.43	C$6.40	C$11.14
Exercise price in CAD	Nil	C$17.56	C$6.40	C$11.15
Expected volatility (weighted average volatility)	Nil	60%	56%	66%
Option life (expected weighted average life)	Nil	5	5	5
Expected dividends	Nil	-	-	-
Risk-free interest rate (based on gov’t. bonds)	Nil	1.39%	1.77%	1.77%
Resulting fair value at grant date in CAD	Nil	C$9.69	C$2.50	C$6.26
Exchange Rate for US$1.00	Nil	C$1.0260	C$0.9902	C$0.9491

INCENTIVE PLAN AWARDS

     The following table provides for the Named Executive Officers information regarding the awards outstanding as at December 31, 2012.

TABLE 8
		Option-based Awards				Share-based Awards
NEO Name and Principal Position	Year	N umber of Securities underlying unexercised options (# )	Option Exercise Price (C $ )	Option expiration date	Value of unexercised in-the- mo ney options ($ ) (1)	N umber of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($ ) (2)	Market or payout value of vested share-based awards not paid out or distributed ($ )
C. Kev in McArthur, CEO	2012	Nil	Nil	Nil	Nil	80,000	1,463,426	Nil
	2011	45,000	17.56	3-Mar-16	28,947	30,000	548,785	Nil
	2010	120,000	6.4	10-Jun-15	1,423,222	10,000	182,928	Nil
Jaime Mondragón, CFO	2012	Nil	Nil	Nil	Nil	15,000	274,392	Nil
	2011	30,000	17.56	3-Mar-16	19,298	10,000	182,928	Nil
	2010	130,611	6.4	10-Jun-15	1,549,070	5,000	91,464	Nil
Ron Clayton, COO	2012	Nil	Nil	Nil	Nil	30,000	548,785	Nil
	2011	30,000	17.56	3-Mar-16	19,298	10,000	182,928	Nil
	2010	60,000	11.15	10-Nov -15	425,157	-	-	Nil
	2010	130,611	6.4	10-Jun-15	1,549,070	5,000	91,464	Nil
Brian Brodsky, VP Exploration	2012	Nil	Nil	Nil	Nil	15,000	274,392	Nil
	2011	30,000	17.56	3-Mar-16	19,298	10,000	182,928	Nil
	2010	130,611	6.4	10-Jun-15	1,549,070	5,000	91,464	Nil
Edie Hofmeister, VP, Corporate Secretary and General Counsel	2012	Nil	Nil	Nil	Nil	12,000	219,514	Nil
	2011	24,000	17.56	3-Mar-16	15,438	6,000	109,757	Nil
	2010	78,807	6.4	10-Jun-15	934,665	3,000	54,878	Nil

March 11, 2013	20

Management Information Circular

_____
Notes:
(1)	Value calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the December 30, 2011 exchange rate of C$1.00 – $0.9833.
(2)	Value calculated based on the closing price of the Common Shares on December 30, 2012 (C$18.20) converted to US dollars at the December 30, 2012 exchange rate of C$1.00 – $1.0051.

     The following table provides information regarding the awards granted to the Named Executive Officers of the Company that have vested or have been earned by the Named Executive Officers during the period from June 10, 2010 to March 8, 2013.

TABLE 9
NEO Name and Principal Position	Year (1)(2)(3)	Option-based awards-Value vested during the year ($)	Share-based awards- Value vested during the Year ($)	Non Equity Incentive plan compensation- Value earned during the year
C. Kevin McArthur, CEO	2012	1,432,871	2,195,138	$ 375,000
	2011	1,330,994	173,847	$ 378,000
	2010	996,100	Nil	$ 500,000
Jaime Mondragón, CFO	2012	718,043	548,785	$ 120,000
	2011	665,497	86,924	$ 120,960
	2010	498,050	Nil	$ 84,000
Ron Clayton, COO	2012	859,763	823,177	$ 225,000
	2011	793,916	86,924	$ 162,280
	2010	569,057	Nil	$ 240,000
Brian Brodsky, VP Exploration	2012	718,043	548,785	$ 120,000
	2011	665,497	86,924	$ 120,960
	2010	498,050	Nil	$ 84,000
Edie Hofmeister, VP, Corporate Secretary and General Counsel	2012	479,553	384,149	$ 75,000
	2011	443,665	86,924	$ 72,000
	2010	332,033	Nil	$ 45,000

_____
Notes:
(1)

One-third of all option based awards had vested as at December 31, 2010. Value is calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00-$1.0001.

(2)

Two-thirds of all option based awards had vested as at December 31, 2011. Value is calculated based on the difference between the closing price of the Common Shares on December 30, 2011 (C$17.68) and the option exercise price converted to US dollars at the exchange rate of C$1.00--$0.9833.

(3)

As at December 31, 2012, all of the Initial Stock Grant option based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 30, 2012 (C$18.20) and the option exercise price converted to US dollars at the December 31, 2012 exchange rate of C$1.00 – $1.0051.

SHARE OWNERSHIP BY EXECUTIVES

     All NEOs are required to hold a significant equity interest in the Company to align their long-term interests with those of the shareholders. NEOs with the titles of CEO, CFO, COO, Senior VP and VP of Exploration are required to own shares having a total acquisition cost or value of at least half of the NEO’s base salary. This requirement must be attained two years from the date of hire or election to the position of Executive Officer (June 10, 2010 in all cases to-date) and must be maintained throughout the NEO’s tenure at the Company. The calculations to monitor compliance with this requirement are made as of December 31 of each year. Since the Company completed its IPO in 2010, the NEOs had until December 31, 2012 to meet this requirement. All NEOs have attained the minimum share ownership under this policy.

March 11, 2013	21

Management Information Circular

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

     We have entered into employment agreements with all of our executive officers at or after June 8, 2010. The terms of those agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

     The employment agreements provide that upon termination without cause, the executive officer will be entitled to the following: (i) twelve months base salary; (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; and (iv) continuation of health benefits until the first anniversary of the termination date.

     The employment agreements also provide that, if within twelve months of a “change of control”, the executive officer is terminated for any reason other than just cause, or a “triggering event” occurs and the executive officer elects to terminate his or her employment agreement, the executive officer is entitled to the following: (i) two times the annualized compensation (including bonus) in effect on the termination date, (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options vested on or before the date of termination that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; (iv) continuation of health benefits for 18 months after the termination date; and (v) if any of the foregoing payments are subject to excise tax, the executive officer is entitled to a gross-up payment to compensate for such tax payable.

     Under the employment agreements, “change of control” means the occurrence of any one of the following events: (i) a change in the composition of the Board resulting in less than 50% of the Board being composed of either (A) individuals who were directors of the Company as of the date of the applicable employment agreement, or (B) individuals who become directors of the Company after the date of the applicable employment agreement with the agreement of at least a majority of the directors who are directors at the date of such individual’s election or appointment; (ii) any acquiror acquiring voting securities of the Company which would entitle the acquiror to cast 42% or more of the votes attached to all of the Company’s outstanding voting securities, and shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (iii) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and shareholders having approved all necessary resolutions required to permit such disposition of assets.

     Under the employment agreements, “triggering event” means any of the following: (i) a material diminution in the authority, duties, or responsibilities of the executive officer or of the individual to whom the executive officer is required to report; (ii) a material diminution in the executive officer’s base salary; (iii) a material diminution in the budget over which the executive officer retains authority; (iv) a material change in the geographic location at which the executive officer is regularly required to carry out the terms of employment with the Company; or (v) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

     The following table is a summary of the payments owing to the NEO upon termination without cause and termination upon change of control in 2012.

March 11, 2013	22

Management Information Circular

TABLE 10
Named Executive Officer		Termination Without Cause(1)	Termination Upon Change of Control(1)
C. Kevin McArthur, CEO	Severance Period	one year	two years
	Severance Payment	$330,750	$661,500
	Severance Bonus	-	$992,250
	Unvested Stock Options	$8,288	$8,288
	Unvested Share Awards	$2,195,138	$2,195,138
	Benefits(2)	Nil	Nil
Ron Clayton, COO	Severance Period	one year	two years
	Severance Payment	$289,800	$579,600
	Severance Bonus	-	$463,680
	Unvested Stock Options	$5,525	$5,525
	Unvested Share Awards	$823,177	$823,177
	Benefits(2)	$22,672	$34,008
Jaime Mondragón, CFO	Severance Period	one year	two years
	Severance Payment	$198,450	$396,900
	Severance Bonus	-	$317,520
	Unvested Stock Options	$5,525	$5,525
	Unvested Share Awards	$548,785	$548,785
	Benefits(2)	$34,355	$51,533
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$198,450	$396,900
	Severance Bonus	-	$317,520
	Unvested Stock Options	$5,525	$5,525
	Unvested Share Awards	$548,785	$548,785
	Benefits(2)	$34,354	$51,532
Edie Hofmeister, Corporate Secretary and General Counsel	Severance Period	one year	two years
	Severance Payment	$157,500	$315,000
	Severance Bonus	-	$126,000
	Unvested Stock Options	$4,420	$4,420
	Unvested Share Awards	$384,149	$384,149
	Benefits(2)	$12,727	$19,091

_____
Notes:
(1)	Value calculated based on a triggering event date of December 31, 2012, with a share value of C$18.20 and an exchange rate of C$1.00 – $1.0051.
(2)	Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

COMPENSATION OF DIRECTORS(1)

     The Company's directors' compensation is designed to attract and retain high caliber Board members. The Board meets annually to review the adequacy and form of directors’ compensation, and to ensure the Company’s approach to Board compensation is 1) competitive at the median of the Company’s Peers, 2) reflects best practice and 3) takes into account governance trends. Effective as of the second quarter of 2011, and on a pro rata basis, each Board member was entitled to receive annual Board fees of $69,510 (C$70,000), except that the Chair of the Board was entitled to receive $119,160 (C$120,000), and each Committee Chair was entitled to receive an additional $19,860 (C$20,000). Effective as of the second quarter of 2012, each Board member was entitled to receive annual Board fees of $99,300 (C$100,000), except that the Chair of the Board was entitled to receive $168,810 (C$170,000) and each Committee Chair was entitled to receive an additional $19,860 (C$20,000).

March 11, 2013	23

Management Information Circular

TABLE 12
Name	Year	Fees Earned ($)(1)(2)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
A. Dan Rovig, Chair	2012	144,636	90,664	Nil	Nil	Nil	235,300
Lorne B. Anderson	2012	104,798	90,664	Nil	Nil	Nil	195,461
John P. Bell	2012	84,851	90,664	Nil	Nil	Nil	175,514
Tanya M. Jakusconek	2012	84,851	90,664	Nil	Nil	Nil	175,514
Paul B. Sweeney	2012	104,798	90,664	Nil	Nil	Nil	195,461
James S. Voorhees	2012	104,723	90,664	Nil	Nil	Nil	195,386
Kenneth F. Williamson	2012	104,798	90,664	Nil	Nil	Nil	195,461

_____
Notes:
(1)

For purposes of this disclosure, fees that were paid in Canadian dollars were converted at an average rate of 0.9993. The cash retainer was paid quarterly in Canadian dollars, effective after the Company’s annual general meeting. Directors are also reimbursed for their Board-related expenses incurred on our behalf.

(2)

The fair value in 2012 was based on the C$ 18.09 market price of the Common Shares and the exchange rate on the grant date of C$1.00 – $.9985. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements. In accordance with IFRS accounting requirements, the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

     The Chief Executive Officer does not collect Board fees. No additional fees, including meeting fees, were paid to directors in 2012. Director compensation is subject to review and possible change on an annual basis. The 120,000 share option grant for new directors was associated with the IPO. Further share option grants for Board members are not anticipated in the near future.

March 11, 2013	24

Management Information Circular

Incentive Plan Awards

     The following table provides information for the directors of the Company regarding the awards outstanding as at December 31, 2012.

TABLE 13
	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option Exercis e Price (C$)	Option expiration date	Value of un- exercised in- the-money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market payout value of vested share-based awards not paid out or distributed ($)
A. Dan Rovig, Chair	80,000	6.40	June 10, 2015	945,745	Nil	Nil	Nil
Lorne B. Anderson	100,000	6.40	June 10, 2015	1,182,192	Nil	Nil	Nil
Paul B. Sweeney	120,000	6.40	June 10, 2015	1,418,618	Nil	Nil	Nil
James S. Voorhees	120,000	6.40	June 10, 2015	1,418,618	Nil	Nil	Nil
John P. Bell	120,000	6.40	June 10, 2015	1,418,618	Nil	Nil	Nil
Kenneth F. Williamson	120,000	6.40	June 10, 2015	1,418,618	Nil	Nil	Nil
Tanya M. Jakusconek(2)	45,000	19.74	May 3, 2016	Nil	Nil	Nil	Nil

_____
Note:
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2012 (C$18.20) and the option exercise price converted to US dollars at the December 31, 2012 exchange rate of C$1.00 – $1.0051.

(2) Ms. Jakusconek became a director on May 2, 2011.

The following table provides information regarding the unexercised awards granted to the non-executive directors of the Company that have vested or have been earned by those directors during the period from January 1, 2012 to December 31, 2012.

TABLE 14
Name	Option-based awards – Value vested during the period ($)(1)	Share-based awards – Value vested during the period ($)(2)	Non-equity incentive plan compensation – Value earned during the period ($)
A. Dan Rovig, Chair	945,745	Nil	Nil
Lorne B. Anderson	1,182,182	Nil	Nil
Paul B. Sweeney	1,418,618	Nil	Nil
James S. Voorhees	1,418,618	Nil	Nil
John P. Bell	1,418,618	Nil	Nil
Kenneth F. Williamson	1,418,618	Nil	Nil
Tanya M. Jakusconek	Nil	Nil	Nil

_____
Notes:
(1)

As at December 31, 2012, all option-based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 30, 2012 (C$18.20) and the option exercise price converted to US dollars at the December 31, 2012 exchange rate of C$1.00 – $1.0051.

(2)

For share-based awards, the fair value was based on the C$19.74 market price of the Common Shares and the exchange rate of C$1.00 – $0.9833 at December 30, 2012. As the closing price of the Common Shares was C$18.20 on December 30, 2012, the value of the vested share-based awards is zero on December 30, 2012.

March 11, 2013	25

Management Information Circular

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

     The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

     The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. Since January 1, 2012 the Board formally met five times.

     As required by the Company’s Corporate Governance Guidelines, a majority of the members of the Board (including A. Dan Rovig, the Chair of the Board) are independent directors, and thus the Board is able to act independently from management. The Board is currently comprised of eight persons, of whom seven are independent directors. The Board is responsible for determining whether or not each director is an independent director. In so doing, the Board analyzes all relationships of the directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

     The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

TABLE 15
Name	Independent/Non-Independent
A. Dan Rovig	Independent
C. Kevin McArthur	Non-Independent Mr. McArthur is the Company’s President and Chief Executive Officer.
Lorne B. Anderson	Independent
Paul B. Sweeney	Independent
James S. Voorhees	Independent
John P. Bell	Independent
Kenneth F. Williamson	Independent
Tanya M. Jackusconek	Independent

     The Company’s Corporate Governance Guidelines encourage the independent directors to meet in conjunction with every regular meeting of the Board. In order to facilitate open and candid discussion among its independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at a meeting of the Board will be excused. Since January 1, 2012 the directors of the Company held seven in-camera sessions at which only the directors were in attendance. In that same period the Board held seven in-camera sessions at which only independent directors were in attendance.

     The Chair’s primary responsibilities include overseeing all Board and Board Committee work; liaising with management; establishing procedures to govern Board conduct; and scheduling and presiding over Board meetings.

     The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada or foreign jurisdictions:

March 11, 2013	26

Management Information Circular

TABLE 16
Director	Name and Reporting Issuers
Lorne B. Anderson	Selwyn Resources Ltd.
Paul B. Sweeney	Polaris Minerals Corporation, Alterra Power Corp. and Mongolia Growth Group Ltd.
James S. Voorhees	Cloud Peak Energy
A. Dan Rovig	Goldcorp (interlocking with Bell, Williamson)
John P. Bell	Goldcorp (interlocking with Rovig, Williamson)
Kenneth F. Williamson	Goldcorp (interlocking with Rovig, Bell), and UraniumOne Inc.

     The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. For a discussion on this matter, refer to the Company’s Annual Report on Form 40-F filed with the SEC on March 8, 2013.

BOARD COMMITTEES

The Board has the following committees:

TABLE 17
Committee	Members	Independent
Audit	Lorne B. Anderson Paul B. Sweeney* Kenneth F. Williamson	Yes Yes Yes
Compensation	Paul B. Sweeney Tanya M. Jakusconek Kenneth F. Williamson*	Yes Yes Yes
Corporate Governance and Nominating	Lorne B. Anderson* John P. Bell James S. Voorhees	Yes Yes Yes
Health, Safety, Environment, and Community	John P. Bell Tanya M. Jakusconek James S. Voorhees*	Yes Yes Yes

*Committee Chair.

March 11, 2013	27

Management Information Circular

Audit Committee

     The Audit Committee is currently comprised of three directors (Paul B. Sweeney, Lorne B. Anderson and Kenneth F. Williamson), all of whom are independent directors. The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Company requires the external auditor to report directly to the Committee. The Audit Committee’s responsibilities include, but are not limited to, overseeing the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements, overseeing the qualifications and independence of the external auditors, overseeing the work of the Company’s financial management and external auditors in these areas, and providing an open avenue of communication between the external auditors, the Board and senior officers. If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular. No member of the Company’s Audit Committee sits on more than four Audit Committees.

     The Audit Committee held five formal meetings during 2012.

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is attached as Appendix A to the AIF.

Compensation Committee

     The Compensation Committee, comprised entirely of independent directors (Paul B. Sweeney, Tanya M. Jakusconek and Kenneth F. Williamson) determines the compensation for the Company’s directors and executive officers. Messrs. Sweeney and Williamson have direct experience relevant to executive compensation responsibilities. Mr. Sweeney presently serves on the Compensation Committee of Polaris Minerals where he has served for the past 3 years. In addition, Mr. Sweeney was the Chairman of the Magma Energy Compensation Committee from 2010 to 2011 and was on the Pan American Silver Compensation Committee from 2009 to 2010. At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold, Goldcorp, Quadra FNX and Uranium One.

     The Committee has the skills and experience that permit it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and shareholder requirements. The Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with shareholder, regulatory, and public concerns over executive pay. The Committee has a proven ability to work effectively with the CEO in setting appropriate levels of executive compensation.

     The Compensation Committee’s responsibilities, powers and operations include, but are not limited to, reviewing the compensation paid to the Company’s directors, reviewing the performance and compensation paid to the Company’s executive officers, making recommendations on compensation to the Board and overseeing the compensation and incentive plans of the Company. In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee reviews (and if required revise) the position description of the Chief Executive Officers determines annual performance goals and criteria for the Chief Executive Officer, and reviews the Chief Executive Officer’s evaluation of the performance of the other senior officers of the Company and the Chief Executive Officer’s recommendations with respect to the amount of compensation to be provided to the senior officers.

March 11, 2013	28

Management Information Circular

     The Compensation Committee also reviews and assesses the compensation package of the Chief Executive Officer and the senior officers. In conducting such review, the Compensation Committee considers, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative shareholder return, the competitiveness of the compensation package, and the awards given in previous years. No member of the Compensation Committee serves as CEO of another Company.

     The Compensation Committee held four formal meetings during 2012.

Corporate Governance and Nominating Committee

     The Corporate Governance and Nominating Committee (“Governance Committee”) is currently comprised of three directors (Lorne B. Anderson, James S. Voorhees and John P. Bell) all of whom are independent directors. Mr. Anderson is the Chair of this Committee. The Governance Committee has responsibility for corporate governance matters, Board composition and nominations.

     In its oversight of corporate governance, the Governance Committee is responsible for, among other things, developing and recommending to the Board the Company’s approach to corporate governance, reviewing and revising corporate governance guidelines, monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board, overseeing orientation and education opportunities for directors, evaluating the effectiveness of the Board, the performance of the Chair of the Board and Chairs of committees and the performance of individual directors, recommending appointments to Committees, reviewing the charters of Committees, and reviewing and approving disclosure of the Company’s corporate governance practices annually.

     With respect to Board composition, the Governance Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Committees maintain an “evergreen” list of suitable director candidates. The Committee, subject to approval by the full Board, establishes and reviews criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications includes business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a director, independence, the current matrix of director talent and qualifications on the Board and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances.

     The Governance Committee is also responsible for making an annual assessment and to report to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Chair, each Committee chair and each director. Since December 31, 2010 Board members have participated in three annual Board and Committee evaluations which were administered by the Governance Committee. In each case, the Governance Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily (see “Assessments” below.). Full reports were made to the Board regarding evaluation results. The Governance Committee held two formal meetings during 2012.

Health Safety, Environment and Community Committee

     The HSE&C Committee is composed of three directors (James S. Voorhees, John P. Bell and Tanya M. Jakusconek) all of whom are independent directors. Mr. Voorhees is the Chair of the Committee.

     The HSE&C Committee is responsible for establishing and reviewing our health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health and safety performance.

     The Health, Safety, Environment and Community Committee held three formal meetings in, 2012.

March 11, 2013	29

Management Information Circular

MEETING PARTICIPATION

     The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee chair. The Company also expects each director to attend the annual meeting of the Company’s shareholders. The Company’s annual meeting of shareholders is scheduled for May 9, 2013.

     The following table provides details regarding director attendance at Board and committee meetings held during 2012. The table only shows attendance for committee members, although all directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

TABLE 18
Director	Board (7 Meetings)		Audit Committee (5 meetings)		Compensation Committee (4 meetings)		Corporate Governance & Nominating Committee (2 meetings)		Health, Safety, Environment & Community Committee (3 meeting)
	Number	%	Number	%	Number	%	Number	%	Number	%
C. Kevin McArthur	7of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
Lorne Anderson	7 of 7	100	5 of 5	100	4 of 4	100	2 of 2	100	n/a	n/a
John P. Bell	7 of 7	100	n/a	n/a	n/a	n/a	2 of 2	100	3 of 3	100
A. Dan Rovig	7 of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul B. Sweeney	7 of 7	100	5 of 5	100	4 of 4	100	n/a	n/a	n/a	n/a
Kenneth F. Williamson	7 of 7	100	5 of 5	100	4 of 4	100	n/a	n/a	n/a	n/a
James S. Voorhees	7 of 7	100	n/a	n/a	n/a	n/a	2 of 2	100	3 of 3	100
Tanya M. Jakusconek	7 of 7	100	n/a	n/a	4 of 4	100	n/a	n/a	3 of 3	100
Overall Attendance Rate	100		100		100		100		100

SHARE OWNERSHIP BY DIRECTORS

     All directors are required to hold significant equity interest in the Company to align their long-term interests with those of the shareholders. Directors are required to own shares having a total acquisition cost or value not less than 50% of the annual aggregate directors’ fees paid to them. Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2012, all directors owned sufficient shares in compliance with this board governance provision.

BOARD MANDATE

     The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, how the Board is managed, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications, reporting and compliance. The full text of the Board’s written mandate is attached as Appendix A to this Information Circular and is available on the Company’s website at www.tahoeresourcesinc.com.

MAJORITY VOTE POLICY

     The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Company who, in an uncontested election, has greater than 50% of the votes represented by proxies validly deposited prior to a shareholders meeting at which directors are to be elected withheld from his or her election, will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation, and such directors may choose to accept or reject the resignation. The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

March 11, 2013	30

Management Information Circular

POSITION DESCRIPTIONS

     The Board has approved written position descriptions for the Chair of the Board and the CEO of the Company. The Chairman of the Board must be an independent director elected by the Board. The prime responsibility of the Chair is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability standard is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The CEO’s primary responsibility is to lead the Company by providing a direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The CEO reports to the Board. While the Board has not adopted position descriptions for the committee chairs, it has adopted charters for each Board Committee. Each of the Committee charters is available on the Company’s website at www.tahoeresourcesinc.com.

ORIENTATION AND CONTINUING EDUCATION

     New directors participate in a formal orientation program regarding the role of the Board, its Committees and its directors, and the nature and operations of the Company’s business. Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments. Board members belong to the following organizations:

TABLE 19
ORGANIZATION NAME	BOARD MEMBER
Institute of Chartered Accountants of British Columbia	Anderson
Institute of Corporate Directors	Bell
National Society of Professional Engineers	Rovig
Society of Mining, Metallurgical and Exploration Engineers	Rovig
The Mining and Metallurgical Society of America	Rovig
Society of Mining Engineers	Voorhees
Professional Engineers of Ontario	Williamson

     Members of the Board are encouraged to take continuing education programs at Company expense in order to stay informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board are also encouraged to visit exploration and operating properties to gain knowledge of mining properties and a diversity of management organizations. The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2012.

TABLE 20
TOPIC	HOST ORGANIZATION	ATTENDED BY
January - December
Various company and CSR presentations	Prospectors & Developers Association of Canada (PDAC)	Bell

March 11, 2013	31

Management Information Circular

TABLE 20
TOPIC	HOST ORGANIZATION	ATTENDED BY
Governance sessions	Institute of Corporate Directors	Bell
Attended five Society of Mining, Metallurgy & Exploration Engineers (SME) Meetings	Northern Nevada Section of SME	Rovig
Attended eight Geological Society of Nevada meetings	Geological Society of Nevada	Rovig
February
International Anti-Corruption Unit Conference	Deloitte & Touche	Anderson
Sustainability, Environment, Health & Safety Conference in Cancun, MX	Goldcorp, Inc.	Rovig
Mining Conference	Bank of Montreal	Williamson
March
Course – Winning the Vote- Keys to Success in Proxy Contests (1.5 hr.)	Goodmans	Jakusconek
April
Underground visit of Porcupine Mine, ON	Goldcorp	Bell
Surface Visit of Porcupine Mine, ON	Goldcorp,	Rovig
Underground visit of Porcupine Mine, ON	Goldcorp	Rovig
Mine Tour- Cordero Rojo Coal Mine	Cloud Peak Energy	Voorhees
May
Tour – Timmins Mine	Goldcorp	Williamson
June
Tour – Musselwhite Mine, ON	Goldcorp	Bell
Tour – Musselwhite Mine, ON	Goldcorp, Inc.	Rovig
Course – Professional Ethics for Engineers	Geographic Information Systems	Voorhees
Course – How to Plan for Workplace Emergencies and Evacuations	Geographic Information Systems	Voorhees
August
Improving the Auditors Report	Auditing and Assurance Standards Board and The Institute of Chartered Accountants of British Columbia	Anderson
September
Latin American Mining Tax Developments	Deloitte and Touche	Anderson
Mining Executives Forum	KPMG	Anderson
Mining Finance and M&A Disclosure	Deloitte and Touche	Anderson
Course – Insider Trading: Avoiding Risky Behavior	LRN Legal Compliance and Ethics Center	Voorhees
Course – Preventing Workplace Harassment	LRN Legal Compliance and Ethics Center	Voorhees
Course – Sarbanes-Oxley: Overview	LRN Legal Compliance and Ethics Center	Voorhees
Course – The Company Code: Doing the Right Thing	LRN Legal Compliance and Ethics Center	Voorhees
October
Tour – Cote Gold Exploration Project, Ontario	IAMGOLD	Jakusconek
Tour – Piavitsa Exploration Project, Greece	Eldorado Gold	Jakusconek
Tour – Skouries Development Project, Greece	Eldorado Gold	Jakusconek
Tour – Olympias and Stratoni mines, Greece	Eldorado Gold	Jakusconek
Tour – Kisladag and Efemcukuru mines, Turkey	Eldorado Gold	Jakusconek
November

March 11, 2013	32

Management Information Circular

TABLE 20
TOPIC	HOST ORGANIZATION	ATTENDED BY
Tour – Escobal Mine	Tahoe Resources Inc.	Anderson Bell Jakusconek McArthur Rovig Sweeney Voorhees Williamson

ETHICAL BUSINESS CONDUCT

     The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. The Board Governance Charter mandates directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

     The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member and executive annually is required to read, acknowledge and accept the Code in writing as a condition of employment or Board service. In 2012, key management took training courses relating to the Code of Conduct, Insider Trading, Whistleblower Rules and Foreign Corrupt Practices/Corruption of Foreign Officials Acts, the results of which were reported to the Board. The Code and Company governance policies are available on the Company’s website at www.tahoeresourcesinc.com.

WHISTLEBLOWER POLICY

     The Company adopted a written Whistleblower Policy (“Policy”) for the Company’s officers, directors and employees. The policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all directors, officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Whistleblower Policy is available on the Company’s website at www.tahoeresourcesinc.com.

SERVICE ON OTHER BOARDS

     The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance and Nominating Committee is obligated to evaluate the nature of and time involved in a director’s service on other boards in determining the suitability of individual directors for election (or reelection).

     The Company’s significant shareholder, Goldcorp, holds approximately 40% of the Company’s outstanding shares. Pursuant to the terms of the Amended and Restated Shareholders’ Agreement, Goldcorp is currently entitled to have three nominees appointed to the Company’s Board, and those nominees are Messrs. Rovig, Williamson and Bell. These three directors are said to each represent an “interlock”, which occurs when two of the Company’s directors also serve together on the board of another public company. These three interlocks are referred to as the “Goldcorp Interlocks”. While the Company recognizes the benefit from service on boards of other companies, it has implemented a policy that requires that any additional director interlocks be pre-approved by the Corporate Governance and Nominating Committee, and in no case will more than one interlock, in addition to the Goldcorp Interlocks, be permitted at any given time. As of the date of this Management Information Circular, the only interlocks involving directors of the Company are the Goldcorp Interlocks.

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Management Information Circular

ASSESSMENTS

     We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual directors, both as directors and as committee members. This function is carried out annually by the Corporate Governance and Nominating Committee and includes a review of directors and committee members against written criteria developed by the Committee. The criteria employed by the Governance Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

DIRECTORS AND OFFICERS INSURANCE

     The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $10,000,000. The annual cost of coverage between January 1, 2012 and December 31, 2012 was approximately $89,000. The Company also offers its directors, senior officers and designated QP indemnification against any liability that may be incurred by reason of his being or having been a director or officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnitee from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as directors or officers of the Company, it was reasonable and prudent to document the indemnitee’s right to indemnification for serving the Company.

APPOINTMENT OF AUDITOR

     Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC V7X 1P4, Canada will be nominated at the Meeting for appointment as auditor of Tahoe. Effective August 27, 2012, KPMG LLP resigned as auditors of the Company and Deloitte LLP was appointed to conduct audit services for the Company. In accordance with section 4.11 of National Instrument 51-102, the Company filed the “reporting package” on SEDAR under the Company’s profile. The reporting package, which is also attached as Appendix B to this Information Circular, includes the Change of Auditor Notice, a letter from KPMG LLP as former auditor and a letter from Deloitte LLP as successor auditor. KPMG LLP was the auditor of Tahoe from April 2010 to August 27, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

SHARE OPTION AND INCENTIVE SHARE PLAN

     The Share Option and Incentive Share Plan was adopted on April 21, 2010 (the “Plan”). The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company. At the Meeting, Shareholders will be asked to consider approving an amended and restated Share Option and Incentive Share Plan. See “Approval of Amendments to the Share Option and Incentive Share Plan” for further details.

     A total of 10,602,600 Common Shares have been reserved for issuance under the Plan, representing approximately 7.3% of the currently issued and outstanding Common Shares. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards. As of March 11, 2013, there are 3,107,793 Options outstanding and 258,333 Deferred Share Awards outstanding (together, representing approximately 2.3% of the currently issued and outstanding Common Shares). As of March 11, 2013, 560,207 Common Shares have been issued pursuant to the exercise of Options, 1,447,666 Common Shares have been issued in respect of Deferred Share Awards, and 130,000 Common Shares have been issued in respect of Restricted Share Awards (together, representing approximately 1.5% of the currently issued and outstanding Common Shares). As of March 11, 2013, 3,832,000 Common Shares are available for grant pursuant to future Options and 1,271,600 Common Shares are available for grant pursuant to future Awards (representing approximately 2.6% and 0.9%, respectively, of the currently issued and outstanding Common Shares).

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Management Information Circular

     The material terms of the Plan are as follows:

The Plan will be administered by the Compensation Committee.

Options may be granted to employees, officers and directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

Awards may be granted to directors, officers, employees and consultants.

The exercise price under Options will be the greater of the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, or the weighted average of the trading prices for the Shares on the five trading days before the grant.

The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee. However, the Plan provides that if the expiry date for an Option occurs during a blackout period, or within five business days thereafter, the expiry date for such Option will be extended to the tenth business day after the expiry date of the blackout period.

Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

The maximum number of Shares that may be issued under the Plan and all of the Company’s security based compensation arrangements to all participants may not exceed 10% of the outstanding Common Shares at any time,

insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

non-employee directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

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Management Information Circular

Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

in the case of disability, options will be exercisable as if the recipient were still providing services to the Company,

in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board,

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

Awards that have not yet vested will expire once participant’s term of service to the Company has been terminated, except as follows in the case of death, retirement, disability, or in the event of a change of control of the Company, awards will immediately vest upon the effective date such employment or office is terminated.

Options and Awards are non-assignable.

Options may not be re-priced without shareholder and applicable regulatory approval. For this purpose, shareholder approval is to be by a majority vote at an annual or special meeting of shareholders; provided that insiders who hold Options that are subject to the proposed re- pricing may not vote on the proposal.

The Board may not, without Shareholder approval, amend the Plan or an Option or Award to increase the number of Shares reserved for issuance under the Plan,

make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period, permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,

amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards,

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Management Information Circular

amend or delete the amending provisions of the Plan, and

amend or delete the eligibility provisions of the Plan

The Board may amend the Plan without Shareholder approval to make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,

make adjustments to outstanding Options in the event of a change in the corporate status of the Company,

change the termination provisions of an Option such that it does not extend the term of an Option beyond five years, regardless of whether an Option will expire during a blackout period,

amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,

amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or make any amendments to the Plan that are of a “housekeeping nature”.

EQUITY COMPENSATION PLAN INFORMATION AT DECEMBER 31, 2012

TABLE 21
Share Option and Incentive Share Plan		Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Options	2012	3,095,000	C$9.61	4,405,000
Awards	2012	1,816,000	Nil	1,286,600

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Management Information Circular

APPROVAL OF AMENDMENTS TO THE SHARE OPTION AND INCENTIVE SHARE PLAN

     The Plan is designed to align the interests of executive officers with the longer-term interests of the Company’s shareholders, and it is an integral component of the Company’s compensation structure. On March 7, 2013, the Board unanimously approved certain amendments to the Plan, subject to regulatory and shareholder approval (the “Proposed Amendments”). The Proposed Amendments are described in more detail below. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Amendment Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving an amended and restated share option and incentive share plan (the “Amended and Restated Plan”). If the Amendment Resolution is approved at the Meeting, the Amended and Restated Plan will have effect as of March 7, 2013. All terms not otherwise defined in this section have the meaning ascribed to them in the Plan. Copies of the Amended and Restated Plan are available upon written request to the Corporate Secretary of the Company at 5190 Neil Road, Suite 460, Reno, Nevada 89502, or investors@tahoeresourcesinc.com

BACKGROUND TO THE PROPOSED AMENDMENTS

     The Plan governs the issuance of both Options and Awards. The Proposed Amendments would provide the Company with greater flexibility with respect to the vesting terms for Awards, which would in turn permit the Company to better incentivize executives and mitigate any concerns or uncertainty over termination payments. The Proposed Amendments would also better enable the Company to more efficiently deal with departures and avoid paying cash to settle any potential inconsistencies in interpretation relating to the Plan.

     Section 3.6 of the Plan outlines the treatment of Options where a participant in the Plan (“Participant”) leaves the employment or service of the Company. Specifically, section 3.6(d) provides that, in the case of a Participant resigning his office, terminating his employment or service or being dismissed without cause, the Options held by such Participant will remain exercisable until the earlier of (i) the expiry date of the Option, and (ii) the 30th day after the date of resignation or termination.

     Notwithstanding section 3.6(d), section 3.6 also provides discretion to the Compensation Committee to extend the time period during which an Option may be exercised. Such provision reads as follows:

Notwithstanding the provisions of §(d), the Committee may, with the Participant’s consent, extend the time period during which an Option may be exercised to no longer than the first to occur of the Expiry Date for the Option and the end of an agreed upon severance period (but not later than the period permitted under Code Section 409A) and may permit an Option to be exercised in respect of any Option Rights that vest during any agreed upon severance period.

     While such discretion is explicit in respect of Options in circumstances of termination or resignation, the Plan does not provide explicit discretion in respect of Awards in similar circumstances. In addition, in regards to vesting, while the Plan provides that vesting rights are as determined by the Company in the applicable Option Commitment or Award Agreement, the Plan contains certain restrictions on the vesting of Awards in the circumstances of resignation or termination.

     The sections of the Plan that address the treatment of Awards in circumstances of termination are sections 4.6 and 4.7, which read as follows:

Variation of Vesting Periods Due to Termination of Employment or Office

4.6 Unless otherwise provided in the Award Agreement, if a Participant’s employment and/or office with the Corporation and any of its Subsidiaries is terminated due to the Participant becoming Retired or Disabled or due to death or a Change in Control, there will be immediate vesting of all of the Participant’s rights to receive Common Shares under his Award upon the effective date such employment or office is terminated.

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Management Information Circular

4.7 For any termination of employment or office other than for those reasons specified in §4.6, only the Awards that have vested before the termination date will be payable. Any Awards that have not vested before the termination date will expire on the termination date.

     As disclosed above, in 2010 the Company has entered into employment agreements with all of its executives. Among other things, those agreements provide that, in the case of termination without cause or a change of control, any outstanding and unvested Options or Awards are to vest at the date of termination. In the case of Options, such Options would remain exercisable until the earlier of (i) the expiry date, or (ii) 12 months from the date of termination or change of control.

     As a result, there exists a potential conflict in treatment of unvested Awards between the employment agreement and the Plan. To address this potential inconsistency, the Proposed Amendments amend section 4.7 and introduce a new section 4.8 to provide discretion to the Compensation Committee to accelerate the vesting of Awards for any termination of employment or office. Sections 4.6, 4.7 and 4.8 of the Amended and Restated Plan read as follows:

Variation of Vesting Periods Due to Termination of Employment or Office

4.6 Unless otherwise provided in the Award Agreement, if a Participant’s employment and/or office with the Corporation and any of its Subsidiaries is terminated due to the Participant becoming Retired or Disabled or due to death or a Change in Control, there will be immediate vesting of all of the Participant’s rights to receive Common Shares under his Award upon the effective date such employment or office is terminated.

4.7	Subject to §4.8,

	(a)	for any termination of employment or office other than for those reasons specified in §4.6, only the Awards that have vested before the termination date will be payable, and

	(b)	any Awards that have not vested before the termination date will expire on the termination date.

4.8 Notwithstanding the provisions of §4.7, for any termination of employment or office other than for those reasons specified in §4.6, the Committee may, with the Participant’s consent, accelerate vesting of the Participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

     The Proposed Amendments also include an amendment to the amendment procedures in section 2.11 of the Plan. Specifically, section 2.11(c), which currently permits the Board to change the termination provisions of an Option in certain circumstances, would be amended to also permit changes to the vesting provisions, and it would be amended to cover Awards in addition to Options. The new section 2.11(c) in the Amended and Restated Plan would read as follows:

2.11 The Board may make the following amendments to the Plan, an Option or an Award without obtaining shareholder approval: …

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Management Information Circular

(c) to change to the vesting or termination provisions of (i) an Option which does not entail an extension of the term of an Option beyond the 5 year period described in §3.3, (ii) an Award or (iii) the Plan;

     If the Proposed Amendments are not approved at the Meeting, the Company will need to consider alternative treatment for any unvested Awards held by executives who are terminated without cause. Such alternative treatment may involve the payment of cash in lieu of Common Shares. Given 1) the early stage of the Company’s business, 2) the potential conflict with the executive employment agreements, and 3) the possibility that a portion of the awards would have already been partially accounted for as equity settled share-based payments that cannot be recovered by the Company, the Board believes that it would be in the best interests of the Company to settle such Awards through the issuance of Common Shares as opposed to the payment of cash.

AMENDMENT RESOLUTION

     The Board and management recommend the approval of the Amendment Resolution and adoption of the Amended and Restated Plan. To be effective, the Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Amendment Resolution.

     The text of the Amendment Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amended and restated share option and incentive share plan, as described in the Company’s Information Circular dated March 7, 2013, be and hereby is approved; and

2.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

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Management Information Circular

GENERAL INFORMATION

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, Meeting, executive officers of the Company having an interest in the resolutions regarding the approval of the amended and restated share option and incentive share plan as such persons are eligible to participate in such plan, and as otherwise set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

MANAGEMENT CONTRACTS

     There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

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Management Information Circular

ADDITIONAL INFORMATION

     Information contained herein is given as of March 11, 2013, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

     Additional information relating to Tahoe, including the comparative consolidated financial statements of Tahoe for the financial year ended December 31, 2012, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for the financial year ended December 31, 2012, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

APPROVAL OF INFORMATION CIRCULAR

     The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

(signed) A. Dan Rovig
Chairman of the Board
Vancouver, British Columbia
March 11, 2013

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Management Information Circular Appendix A

APPENDIX A

BOARD MANDATE

     The Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”) is responsible for the stewardship and the general supervision of the management of the business and affairs of the Corporation in order to ensure the long-term financial strength of the Corporation and the creation of enduring shareholder value. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic plans and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and its underlying value of the Corporation.

     The Board shall be constituted at all times of a majority of directors who, as determined by the Board, are “independent” as defined under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading.

DUTIES & RESPONSIBILITIES OF DIRECTORS

     The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and by delegation through its standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Community Committee.

     In addition to these standing committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature, and may appoint new standing committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

DEALING WITH MANAGEMENT

     The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee, and is to see that succession planning programs are in place, including programs to train and develop management.

     The Board will from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall be reviewed by and are subject to the prior approval of the Board.

     The Board is, through the Compensation Committee, to establish and update the Corporation’s executive compensation policy and is to ensure that such policy aligns management’s interests with those of the shareholders.

BOARD ORGANIZATION

     The Board will respond to recommendations received from the Corporate Governance and Nominating Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair, Co-Chair(s) or lead director of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

March 11, 2013	A

Management Information Circular Appendix A

     The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and is ultimately responsible for these matters and all other delegated responsibilities.

     The Board supports the separation of the role of Chair from the role of Chief Executive Officer and, after the closing of the Corporation’s initial public offering, will select an independent Chair; however, the Board will be prepared to consider exceptions when that would be in the best interests of the Corporation.

     The Board will oversee the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including consideration of the appropriate size of the Board.

     The Board will review selection processes for the identification and recommendation of new nominees to the Board.

     The Board will ensure that an appropriate orientation and education program for new directors is in place and that educational opportunities are provided to continuing directors.

STRATEGIC PLANNING

     The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Corporation and its objectives and goals.

     The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

     The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

     The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

     Monitoring of Financial Performance and Other Financial Reporting Matters

     The Board is responsible for adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its directions to management in light of changing circumstances affecting the Corporation.

     The Board is responsible for approving the audited financial statements and interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

     The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

     The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

March 11, 2013	B

Management Information Circular Appendix A

POLICIES AND PROCEDURES

     The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is governed and approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

     The Board is responsible for supporting a corporate culture of integrity and responsible stewardship and overseeing the discharge by the Corporation of its responsibilities as a good corporate citizen, including environmental, health and safety and social responsibilities.

     The Board will enforce its policy respecting confidential treatment of the Corporation’s proprietary information and the confidentiality of Board deliberations.

COMMUNICATIONS AND REPORTING

     The Board has approved, and will revise from time to time as circumstances warrant, policies to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from shareholders.

CERTAIN INDIVIDUAL RESPONSIBILITIES OF THE MEMBERS OF THE BOARD

     Each member of the Board is expected to attend all meetings of the Board, unless adequate notification of absence is provided.

     Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

March 11, 2013	C

Management Information Circular Appendix B

APPENDIX B

CHANGE OF AUDITOR FILINGS

March 11, 2013	D

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP, Vancouver, B.C.

AND TO:	Deloitte & Touche LLP, Vancouver, B.C.

NOTICE IS HEREBY GIVEN that:

a)	KPMG LLP, Chartered Accountants, Vancouver, B.C. (“KPMG Vancouver”) resigned as auditor of Tahoe Resources Inc. (the “Corporation”) effective as of August 27, 2012 and
b)

Deloitte & Touche LLP (“Deloitte”) has been appointed as auditor of the Corporation, to hold office until the next annual meeting, at a remuneration to be fixed by the Audit Committee of the Corporation.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

1.	KPMG Vancouver resigned on its own initiative, prior to the expiry of their term in office;
2.	the decision to accept the resignation of KPMG Vancouver and appoint Deloitte as auditor has been considered and approved by the Audit Committee of the Corporation;
3.	KPMG Vancouver has not expressed any reservations in its reports for the two most recently completed fiscal years of the Corporation or for any period subsequent to the last completed fiscal year; and
4.	there are no “reportable events” as defined in Section 4.11 of NI 51-102.

TAHOE RESOURCES INC.
Per: “Edie Hofmeister”

/s/Edie Hofmeister
Edie Hofmeister
Vice President and General Counsel

     Phone: 775.825.8574     |    Fax: 775.825.8938
5190 Neil Road, Suite 460   |    Reno Nevada 89502 USA

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Registrar of Securities, Government of the Yukon Territory

Re: Notice of Change of Auditors of Tahoe Resources Inc.

We have reviewed the accompanying Notice of Change of Auditor of Tahoe Resources Inc. (the “Notice”) and we agree with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement that the decision to accept the resignation of KPMG Vancouver and appoint Deloitte as auditor has been considered and approved by the Audit Committee of the Corporation.

Yours very truly

Chartered Accountants

August 27, 2012 Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

August 27, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs:

Re:	Tahoe Resources Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated August 27, 2012, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Chartered Accountants